UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of January 2019

The followings exhibit are furnished herewith:

Exhibit 99.1	Press release, dated January 17, 2019, titled: “CNH Industrial publishes its 2019 Corporate Calendar”

Exhibit 99.2	Press release, dated January 17, 2019, titled: “CNH Industrial to announce 2018 Full Year and Fourth Quarter financial results on February 7”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

January 17, 2019

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated January 17, 2019, titled: “CNH Industrial publishes its 2019 Corporate Calendar”

Exhibit 99.2	Press release, dated January 17, 2019, titled: “CNH Industrial to announce 2018 Full Year and Fourth Quarter financial results on February 7”